InterOil Responds To Trading Alert

PORT MORESBY, Papua New Guinea and HOUSTON, Aug. 16, 2013 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) has responded to a trading alert from the New York Stock Exchange. In response to an inquiry regarding unusual trading activity in InterOil shares, the Company has informed the NYSE that it is InterOil's policy not to comment on market rumours or speculation. It is also the Company's policy not to comment on ongoing negotiations. Negotiations with ExxonMobil Papua New Guinea Ltd. regarding an agreement to monetize the Elk and Antelope fields are ongoing.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800